

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2011

Via Email
Mr. Almir Guilherme Barbassa
Chief Financial Officer
Petróleo Brasileiro S.A. - Petrobras
Avenida República do Chile, 65
20031-912 - Rio de Janeiro - RJ
Brazil

> **Re:** **Petróleo Brasileiro S.A. - Petrobras**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed May 26, 2011**
> **File No. 1-15106**

Dear Mr. Barbassa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Legal Proceedings, page 130

1. We note the disclosure here that estimated total claims, excluding disputes involving non-monetary claims or claims not easily evaluated in the current stage of proceedings, were approximately $38.7 billion as of December 31, 2010. You then discuss particular claims, including the Petroquisa matter with $6.8 billion exposure, other civil claims, tax claims including one of nearly $3.3 billion and three in excess of $1.0 billion, and environmental claims including one of $2.5 billion and two in excess of $1.0 billion, among others. From your disclosure, it is difficult to understand the components of the $38.7 billion in estimated total claims. For example, it is unclear if that figure includes any amount for ICMS for production activities in Rio de Janeiro, which you state could be $6.2 billion per year

beginning in 2003. Additionally, it is unclear how much of the $38.7 billion you assess to be probable, reasonably possible, or remote as required by FASB ASC 450-20.

Additionally, in "Risk Factors" on page 22 and on page F-86 of footnote disclosure you discuss a tax dispute amounting to approximately $2.7 billion which appears to be disclosed as having a maximum exposure of $3.3 billion in Legal Proceedings.

Finally, it is difficult to reconcile your financial statement footnote disclosure with Legal Proceedings. For example, disclosure on page F-91 indicates that maximum exposure for amounts due to the Federal and State of Parana Prosecutors is $3.5 billion for the Presidente Getulio Vargas refinery spill, while disclosure on page 134 indicates that $1.4 billion is sought.

Please revise your disclosure where appropriate for consistency and further clarity, and tell us why you believe additional disclosure in Risk Factors regarding other contingent liabilities is not necessary.

Financial Statements

Reports of Independent Registered Public Accounting Firm, pages F-3 and F-145

2. In future Exchange Act filings, please include reports from your independent accountant which clearly indicate that the reports have been signed. Refer to Regulation S-X, Rule 2-02(a) and Regulation S-T, Item 302(a).

Engineering Comments

Presentation of Information Concerning Reserves, page 14

3. We note your statement, "DeGolyer and MacNaughton (D&M) provided estimates of most of our net domestic reserves as of December 31, 2010. D&M also provided estimates of most of our net international reserves where we are the operator as of December 31, 2010." On page 70, you state "D&M reviewed and certified 94.9% of our domestic proved crude oil, condensate and natural gas reserve estimates as of December 31, 2010. Outside of Brazil, D&M also reviewed and certified 91.2% of our estimates of international proved oil, condensate and natural gas reserves in fields where we are the operator as of December 31, 2010." Page 1 of Exhibit 99.1 (D&M third party report) presents "...we have conducted a reserves audit..." of properties in and offshore of Brazil. Page 10 presents "...we have conducted a reserves evaluation of..." selected properties outside of Brazil. Please expand your disclosure to clarify whether your third party engineer: provided a portion of the proved reserve estimates that you disclosed; audited a portion of the proved reserves estimates that you disclosed; or performed another process for the proved reserve estimates that you disclosed. Please refer to Item 1202(a)(9) of Regulation S-K.

Risk Factors, page 18

Exploration and production of oil in deep and ultra-deep waters involves risks, page 18

4. We note your statement on page 69 pertaining to the fact that you do not maintain control-of-well insurance for Brazilian operations. Please expand your discussion here to present the consequences of the limits to your liability coverage in the event of loss of hydrocarbon containment on your Brazilian property.

Information on the Company, page 28

Exploration and Production, page 31

5. We note your statement, "The discovery of the Lula field (formerly Tupi) in 2006 marked the beginning of a new chapter in our E&P history." Please expand your discussion of the Lula discovery and the pre-salt reservoir play to explain the difficulties of seismic survey interpretation and exploration of hydrocarbon reservoirs below salt layers.

Changes in Proved Reserves, page 70

6. Item 1203(b) of Regulation S-K requires that you "Disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves." Please expand amend your document to add disclosure of the figures for all changes to your PUD reserves. This applies to changes due to revisions, due to extensions and discoveries, due to acquisition/divestiture and due to improved recovery.

Gross and Net Productive Wells and Gross and Net Developed and Undeveloped Acreage, page 75

7. Item 1208(b) of Regulation S-K requires the disclosure of the minimum remaining terms of material leases and concessions. Please amend your undeveloped acreage presentation to disclose material acreage expiry in the reasonably near future.

Average production prices, page 78

8. Please explain to us the reasons that the 2010 average natural gas price in Brazil is $2.60/MCFG while the price used in Brazilian proved natural gas reserves estimates by your third party engineer is $7.66/MCFG (Exhibit 99.1, page 6). If applicable, address your methods in determining transfer pricing at arm's length.

<u>Notes to the Consolidated Financial Statements, page F-14</u>

<u>Supplementary Information on Oil and Gas Exploration and Production (Unaudited), Page F-131</u>

9. Your description of production costs omits production severance taxes which should be included per the definition of production costs in section FASB ASC 932-10-S99-1(17). You disclose 2010 incurred production taxes as about <u>$25/barrel</u> on page 88. Your 2010 Brazil unit production cost from Results of Operations (production taxes included) on page F-132 appears to be $26/BOE (=$20,525 million/790 MMBOE) while your 2010 production costs per Item 1204 of Regulation S-K (production tax omitted) is <u>$13/barrel</u> (page 78). Please explain the reasons the 2010 unit production costs (Results of Operations) are not approximately $38/BOE (=$25/BOE + $13/BOE). Also address similar differences in the projected unit production cost from the standardized measure, $27/BOE.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Winfrey at (202) 551- 3701 if you have questions regarding engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director